Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 27, 2021

Eldorado Gold Identifies New Mineralized Lenses at Ormaque; Multiple Styles of High-Grade Mineralization at Bonnefond; Kokarpinar Vein Extension Drilled at Efemcukuru

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to provide an update of results from exploration projects at the Lamaque and Efemcukuru operations. Brownfield exploration activities at these sites included a combination of resource conversion drilling, step-out drilling of existing resources and testing new near-mine targets.

●
Ormaque: Infill drilling at the Ormaque deposit at the Lamaque operations has confirmed grade continuity within ore lenses of the maiden inferred resource and has expanded several lenses laterally. Drillholes testing deeper levels identified several new mineralized zones. Notable step-out intercepts include 2.2 metres at 21.3 grams per tonne (g/t) gold (51.4 g/t gold uncapped) and 1.0 metres at 40.4 g/t gold. Intercepts from new zones include 5.3 metres at 25.0 g/t gold and 33.9 metres at 16.5 g/t gold.

●
Bonnefond: Significant drill results from the Bonnefond deposit in the recently acquired Bourlamaque project area (formerly QMX project area) include 50.2 metres at 6.0 g/t gold from an extension veinlet zone within the Bonnefond tonalite and 12.9 metres at 5.1 g/t gold from shear vein hosted mineralization cutting across the tonalite.

●
Efemcukuru: Drilling at Kokarpinar focused on both conversion drilling within inferred resources and testing the previously undrilled Kokarpinar Northwest Splay, with the latter returning intercepts of 1.6 metres at 18.3 g/t gold and 2.1 metres at 8.0 g/t gold.

“The strong drill results build on the ongoing success of our exploration programs at the Lamaque and Efemcukuru operations,” said George Burns, President and CEO of Eldorado Gold. “The infill and step-out drilling at Ormaque highlights the quality and growth potential of this recent new discovery, and our teams are rapidly advancing a range of exploration opportunities within the land package obtained through the acquisition of QMX, key to our Canadian growth strategy.”

“At Efemcukuru, we have a strong track record of extending mine life through exploration success. The recent resource drilling at the Kokarpinar vein is encouraging and has the potential to significantly extend the current reserve base and mine life. Our exploration team continues to advance drilling in many areas to support our future growth profile at our existing operations.”

Note: Gold grades for drillhole intervals listed in this release are capped at 40 g/t gold for Triangle deposit holes and 70 g/t gold for the Ormaque zone. Drillhole intercepts are drillhole lengths; where sufficient geological control exists, estimated true thicknesses of mineralized zones are in Appendix 1.

Tables of intercepts from the drilling referenced in this release are included in Appendix 1 and associated drillhole collar coordinates and orientations are listed in Appendix 2.

Val-d’Or District, Quebec

Ormaque Deposit

Eldorado announced a maiden inferred resource for the Ormaque deposit on February 22, 2021 totaling 803,000 ounces gold at a grade of 9.5 g/t gold. High gold grades at Ormaque occur within quartz+carbonate+tourmaline veins forming gently south-dipping extension veins and vein arrays, and less commonly, steeply north-dipping shear veins. The mineralized veins at Ormaque have been identified within a corridor extending approximately 550 metres east-west, 300 metres north-south and from 150 to at least 750 metres depth, located roughly midway along the ore haulage decline being constructed between the Triangle mine and the Sigma mill (Figure 1).

Figure 1: Geological map of the Lamaque Operations showing mineralized zones and infrastructure referred to in this news release. Inset map shows outline of Lamaque Operations license holdings: Sigma-Lamaque and Sigma 2 outlined in red; Bourlamaque Property in green.

Since the maiden Ormaque resource was defined, 34 drill holes totalling 16,494 metres have been completed (Figure 2). The new drilling includes both infill holes within the inferred resource area, drilled for the purpose of confirming grade continuity within the mineralized lenses, and step-out holes targeting extensions of the mineralized zones and testing for new mineralized lenses at depth and along strike.

Figure 2: Geological map of the Ormaque deposit area, showing collars and traces of drill holes completed since the February 2021 announcement of the maiden inferred resource and surface projection outline of the deposit area. Drillhole collar coordinates and orientations provided in Appendix 2.

2021 Drill Holes
Pre-2021 Drill Holes
Ductile-Brittle Shear Zone
Plug 5 Gabbro
Triangle-Type Diorite
C-Porphyry Diorite
Val d'Or Fm Andesite
PLUG #5 ZONE
ORMAQUE DEPOSIT
FORTUNE ZONE
ORE HAULAGE DECLINE (IN CONSTRUCTION)
FIGURE 3 SECTION
LS-21-071
LS-21-070A
LS-21-069
LS-21-072
LS-21-065
LS-21-063
LS-21-059
LS-21-057
LS-21-073
LS-21-060
LS-21-066
LS-21-058
LS-21-068
LS-21-061
LS-21-040A
LS-21-041
LS-21-056
LS-21-042A
LS-21-044A
LS-21-046
LS-21-047
LS-21-053
LS-21-055
LS-21-052
LS-21-067
LS-21-051
LS-21-054
LS-21-064
LS-21-045
LS-21-048
LS-21-050
LS-21-049
LS-21-043
LS-21-062
N
0
200
Meters

Infill drillholes targeted five of the thicker, more continuous lenses of the deposit (E030, E040, E050, E100 and E140). Results validated the geological model used in the maiden resource, and intersected grades and thicknesses similar to those predicted by the model. The additional level of drilling detail has also enabled refinements to the geological model, the most notable being the definition of several steeply north-dipping high-grade shear veins. Some of the widest mineralized intervals to date are associated with vein arrays occurring where the gently-dipping extension vein lenses intersect these steeper zones.

Step-out drilling has also defined extensions to the mineralized lenses outside of the area included in the maiden resource estimate, associated with both extension and shear vein zones. Notable intercepts include:

●
2.15 metres at 21.3 g/t gold (51.4 g/t gold uncapped) in drillhole LS-21-059, representing a 30 metre step-out to the north on zone E100,

●
1.0 metre at 40.4 g/t gold in drillhole LS-21-052, representing an 80 metre step-out to the east on zone E030, and

●
1.05 metres at 38.8 g/t gold in drillhole LS-21-058, representing a 50 metre step-out to the north on zone E050.

Several new mineralized zones that were not included in the maiden resource were also intersected in the infill and step-out drilling programs. These include intercepts of:

●
5.25 metres at 25.0 g/t gold in drillhole LS-21-052 from a sub-vertical shear vein, and

●
multiple intercepts in drillhole LS-21-054, including 5.0 metres at 18.1 g/t gold in a new sub-horizontal zone and 33.9 metres at 16.5 g/t gold from an array of extensional veins with associated tourmaline altered wallrock. The latter is one of the deepest and easternmost intersections at Ormaque (Figure 3).

Drilling results at the high-grade Ormaque deposit highlight the resource expansion potential of the known mineralized lenses and through discovery of new lenses where the deposit remains open to the east and at depth. The combination of steeply-dipping shear veins and sub-horizontal extension veins at Ormaque is similar to styles of mineralization mined at the nearby Sigma deposit (historical production of approximately 4.5 million ounces gold), which was mined to a depth of 1.8 kilometres. Exploration to date at Ormaque has only tested the system to about 750 metres.

Figure 3: North-south cross section through the eastern part of the Ormaque Deposit (section line shown on Figure 2) showing geometry of gently-dipping extension vein lenses and more steeply-dipping shear veins, and selected recent drill intercepts from this news release.

Current drilling at Ormaque is testing extensions of the orebody towards the east below the previously explored Fortune zone (Figure 2). Drilling also commenced at the Mine #3 target 500 metres southwest of Ormaque (Figure 1), following up on several drill intercepts that display similar styles of mineralization and geological controls to those at Ormaque. Around 12,000 metres of drilling are planned for Ormaque, Mine #3, and related nearby targets for the remainder of 2021.

Bourlamaque

Eldorado completed the acquisition of QMX Gold on April 7, 2021, increasing Eldorado’s land package within the Val-d'Or area by over 500% (Figure 1). The newly acquired properties, now collectively referred to as the Bourlamaque property, include historical producing mines, advanced stage exploration projects and early-stage opportunities. In 2021, exploration drilling by QMX and subsequently by Eldorado at Bourlamaque has focused on the Bonnefond deposit, the River target, and the Bevcon target.

The Bonnefond deposit, located 20 kilometres east of Val-d’Or, has notable geological similarities to the Triangle deposit, including an association with plug-like intrusions and localization of high gold grades within steeply-dipping shear vein systems. However, the intrusions at Bonnefond contain extensive zones of disseminated and veinlet-controlled gold mineralization not found at Triangle. Drilling has been ongoing at Bonnefond throughout the year, targeting both the shear veins and more disseminated styles of mineralization. Notable results from the 2021 drilling at Bonnefond include:

●
Intercepts of 50.2 metres at 5.9 g/t gold, 13.1 metres at 4.3 g/t gold (both from drillhole 17315-20-121W1) and 41.9 metres at 3.2 g/t gold (drillhole 17315-20-148); associated with arrays of quartz-tourmaline-pyrite extension veinlets hosted within the Bonnefond tonalite, and

●
Intercepts of 10.3 metres at 5.1 g/t gold (drillhole 17315-21-161) and 12.9 metres at 5.1 g/t gold (drillhole 17415-21-167A) within subvertical, quartz-carbonate shear veins spatially associated with mafic dykes cutting the Bonnefond tonalite.

The River target is located just east of Val-d’Or and approximately 5.5 kilometres northeast of the Sigma Mill. The River target area contains a series of south-dipping mineralized shear zones within the western margin of the Bourlamaque batholith, some of which are aligned along-strike with shear zones formerly mined at the Lac Herbin mine 500 metres to the east (historical production 172,650 ounces gold). Similar styles of mineralization are also present at the nearby historic Ferderber and Dumont mines (historical production of 362,000 ounces gold and 258,000 ounces gold respectively).

Eight drillholes totaling 3,490 metres have been completed at the River target in 2021. The best intercepts from the drilling include:

●
16.9 metres at 3.6 g/t gold (drillhole 17421-20-078); and

●
19.6 metres at 9.8 g/t gold (drillhole 17421-21-082).

Drilling planned the remainder of 2021 on the Bourlamaque property includes roughly 2000 metres at the River target and testing of a new target area along strike from the previously producing Bevcon mine (historical production of 438,000 ounces gold), located 30 kilometres east of Val-d'Or. The Bevcon target consists of several shear zones along the northern margin of the Bevcon intrusion, which were previously mined at the Bevcon mine. Initial drill testing will include up to 12 drillholes testing a strike length of 400 metres.

Efemcukuru, Turkey

In 2021, drilling at Efemcukuru has focused on resource conversion and step-out drilling at the Kokarpinar epithermal vein system (Figure 4). Resource conversion drilling has now been completed for three of the six ore shoots at Kokarpinar and will continue through the end of the year on the remaining inferred resource areas. Grades and thicknesses in the resource conversion drilling to date are overall consistent with the inferred resource model, and in several areas returned intercepts with notably higher than expected grades and thicknesses. Examples include:

●
5.6 metres at 35.0 g/t gold (drillhole KPR-045) at Kokarpinar South;

●
14.2 metres at 7.4 g/t gold (drillhole KPR-032) at Kokarpinar Middle; and

●
8.6 metres at 8.3 g/t gold (drillhole KPR-051) from the Kokarpinar Middle splay zone.

Figure 4: Geological map of the Efemcukuru mine area showing traces of exploration and resource conversion drillholes completed in 2021 at the Kokarpinar vein system.

Three step-out drillholes were completed at the previously undrilled Kokarpinar Northwest Splay zone, targeting areas where numerous high grade gold values were obtained from outcrop samples. Two of the holes intersected significant epithermal vein mineralization, including:

●
1.6 metres at 18.3 g/t gold (drillhole KV-789) and

●
2.1metres at 8.0 g/t gold (drillhole KV-792).

Follow-up drilling is planned for late 2021 to test the continuity and lateral extent of high-grade mineralization in this area.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinsonateldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.616 2296 or 1.888.363.8166
louise.mcmahonateldoradogold.com

Qualified Persons
Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release. The scientific and technical disclosure of the exploration results from the Quebec based projects were reviewed and approved by Jacques Simoneau. P.Geo and member in good standing of the Ordre des Géologues du Québec. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. For Lamaque, drill core samples were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec, while the Bourlamaque property samples were analysed at the Swastika Lab in Swastika, Ontario. Drillcore samples For Efemcukuru were prepared at the Company’s sample preparation lab in Cannakale, Turkey and analyzed at ALS Minerals laboratory in Izmir, Turkey.  All Au assays are based on fire assay analysis of a 30 gm charge (50 gm for Efemcukuru)  followed by an atomic adsorption finish.  Samples with Au grades above 5.0 g/t at the Lamaque project and Efemcukuru Project, 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish.  Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects",  "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our planned future drilling and exploration work programs, including for the remainder of 2021, and the timing and anticipated benefits thereof; our expectations regarding establishment of reserves and resources through our continued exploration programs, the success of our exploration programs at Lamaque and Efemcukuru; the growth potential at Ormaque; growth opportunities within the land acquired through QMX Gold; ability to replace reserves at Efemcukuru;  mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the impact of the COVID-19 pandemic on our operations, the results of our exploration programs; the need for additional financing to explore and develop properties; mineral reserves and resources and metallurgical recoveries, uncertainties involved in the interpretation of drill results and geological tests, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of exploration, drilling, work programs, construction, geopolitical and economic climate (global and local), uncertainties involved in the interpretation of drill results and geological tests; the need to obtain additional permits and governmental approvals, risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending  litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's  most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Appendix 1: Tables of Assay Results

Table 1: Summary of 2021 drillhole assay results from the Ormaque Deposit. Intercepts are only reported for those intervals above a 10 gram x metre cutoff. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

HOLE-ID	From	To	Length	True Thickness	Au g/t uncapped	Au cap at 70 g/t	Zone

Infill Holes (inside February 21st inferred resource)
LS-20-034M01	589.0	590.7	1.7		20.41		Shear Vein
and	712.5	713.0	0.5		185.61	70.0
and	875.75	878.0	2.25		7.29
LS-20-035	418.0	421.0	3.0	1.43	3.36		E100
and	430.9	434.3	3.4	1.7	38.08	18.06	E110
and	436.7	439.25	2.55	1.01	6.85		S020
LS-20-036	132.5	134.0	1.5		18.15
LS-20-036A	439.7	440.2	0.5	0.43	34.62		S010
and	523.1	523.6	0.5		28.82
and	531.75	532.75	1.0	0.54	31.58		E160
and	563.8	564.8	1.0	0.55	15.56		E170
and	664.25	665.85	1.6		16.57
and	676.3	679.35	3.05		9.38		Shear Vein
LS-20-037	151.7	152.2	0.5		26.98
and	156.3	156.8	0.5		44.25
and	185.0	187.65	2.65	2.28	14.65		E010
incl.	186.0	187.0	1.0		37.62
and	238.2	238.75	0.55	0.47	193.64	70.0	E020
and	270.7	279.8	8.3		19.58	9.99
incl.	271.7	272.7	1.0		149.63	70.0
and	276.5	278.5	2.0	1.7	5.12		E040
and	394.3	395.45	1.15	0.97	16.8		E110
and	411.15	416.85	5.70	2.12	6.3		S010
and	523.8	525.0	1.2		10.13

LS-20-038	591.25	604.75	13.5		4.48
incl.	591.25	596.75	5.5	4.32	5.0		E230
and incl.	599.25	604.75	5.5		5.89
LS-20-039A	146.7	148.1	1.4		14.9
and	150.7	151.3	0.6		63.84
LS-20-039B	251.15	252.65	1.5	1.37	114.48	24.89	E030
and	265.0	267.1	2.1	1.88	11.98		E040
LS-20-039BM01	259.7	261.2	1.5	1.3	43.44	26.98	E030
and	273.75	274.8	1.05	0.9	40.73	40.29	E040
and	316.8	317.8	1.0	0.84	12.53		E060
and	390.65	392.75	2.1	1.59	26.17	23.55	S020
and	414.75	418.1	3.35		9.04
and	543.25	548.5	5.25		2.4		Shear Vein
and	639.8	643.8	4.0		2.79		Shear Vein
LS-21-040A	266.35	268.5	2.15	2.11	7.55		E050
and	274.3	275.75	1.45		29.18
LS-21-041	228.5	229.02	0.52	0.51	20.22		E030
and	273.6	277.7	4.1	3.99	31.99	16.77	E050
incl.	274.15	274.7	0.55		183.48	70.0
and	286.65	288.15	1.5		23.12
and	305.7	308.9	3.2	3.11	9.59		E070
and	319.4	320.0	0.6	0.59	39.79		E080
and	330.85	331.4	0.55		30.98
and	340.7	341.8	1.1	1.08	23.54		E090
LS-21-042A	284.5	289.0	4.5	4.23	4.04		E050
incl.	288.0	288.5	0.5		21.52
LS-21-044A	245.3	245.95	0.65	0.6	133.7	70.0	E030
and	267.0	270.0	3.0	2.73	4.51		E040
and	296.7	302.85	6.15	5.6	5.06		E050
incl.	300.65	302.85	2.2		11.12
and	311.5	313.0	1.5		16.76
and	322.3	325.9	3.6	3.22	17.13	15.11	E070

LS-21-046	235.2	239.2	4.0	3.54	4.58		E020
incl.	238.6	239.2	0.6		21.55
and	253.0	254.5	1.5	1.33	48.91	27.58	E030
incl.	253.5	254.0	0.5		133.97	70.0
and	256.8	258.3	1.5		8.78
and	306.35	309.1	2.75	2.4	24.17		E050
incl.	306.85	308.1	1.25		48.66
and	321.75	322.75	1.0	0.85	20.72		E060
and	326.9	327.4	0.5		76.35	70.0
and	378.0	378.5	0.5	0.45	31.16		E090
and	387.0	392.1	5.1	3.74	7.88		S020
incl.	387.5	388.0	0.5		26.57
and	400.5	401.5	1.0	0.88	13.3		E110
LS-21-047	272.85	275.2	2.35	2.26	12.09		E050
incl.	273.4	273.9	0.5		41.99
and	281.9	283.55	1.65		31.33	26.09
incl.	282.45	283.05	0.6		84.41	70.0
LS-21-048	419.8	420.3	0.5	0.41	25.3		E100
and	446.3	447.3	1.0		37.48	35.49
and	493.5	495.5	2.0		34.99	28.58
incl.	494.5	495.0	0.5		95.66	70.0
and	541.5	543.25	1.75	1.5	20.64		E140
and	577.65	579.2	1.55	1.16	139.37	35.54	E160
incl.	578.15	578.65	0.5		391.86	70.0
LS-21-050	456.9	457.4	0.5		36.57
and	525.9	526.4	0.5		46.38

and	582.4	582.9	0.5		20.21
LS-21-051	266.2	267.2	1.0	0.88	44.69	35.36	E040
and	299.25	300.25	1.0	0.87	11.34		E050
and	306.35	307.85	1.5		9.48
and	359.9	361.25	1.35		11.5
and	369.9	370.9	1.0	0.89	15.93		E090
and	375.6	376.35	0.75		23.15
and	393.75	395.25	1.5		14.63
incl.	394.75	395.25	0.5		41.89
and	396.25	397.0	0.75	0.66	21.07		E110
LS-21-053	245.3	245.8	0.5	0.48	34.13		E040
and	281.0	284.85	3.85	3.69	9.57		E050
incl.	283.75	284.3	0.55		56.09
and	423.5	427.3	3.8	3.55	10.68		E130
incl.	424.1	424.6	0.5		67.48
and	445.7	447.9	2.2	2.18	13.28		E140
LS-21-055	275.65	276.3	0.65		35.3
and	303.35	306.3	2.95	2.43	17.8		E050
incl.	305.75	306.3	0.55		68.74
and	322.45	323.6	1.15	0.92	22.34		E060
and	392.15	394.25	2.1	1.76	45.43	36.85	E100
incl.	392.15	392.75	0.6		100.04	70.0
and incl.	393.75	394.25	0.5		69.36
and	499.75	505.9	6.15		4.12		Shear Vein
LS-21-056	238.6	239.1	0.5	0.48	61.06		E030
and	282.95	291.35	8.4	8.01	14.31		E050
incl.	282.95	286.0	3.05		38.0

incl.	290.85	294.5	3.65		91.06	41.13
and	291.35	294.5	3.15		104.48	46.63	Shear Vein
and	307.0	309.15	2.15	2.04	7.67		E070
and	316.3	317.6	1.3		13.62
and	322.65	324.65	2.0	1.93	6.37		E080
Step-out Holes (outside February 21st inferred resource)
LS-21-043	510.9	513.5	2.6		16.04
LS-21-045	196.8	197.3	0.5		34.65
and	416.8	420.85	4.05	3.55	6.69		E100
incl.	416.8	418.3	1.5		15.82
and	429.55	430.55	1.0	0.86	11.16		E110
and	458.1	459.6	1.5		20.69
and	561.0	561.5	0.5	0.41	33.17		E160
and	572.15	573.65	1.5		19.68
and	743.3	744.3	1.0	0.79	95.26	35.55	E230
and	807.1	807.6	0.5		65.03
and	867.5	871.65	4.15		18.94
incl.	868.95	869.9	0.95		68.85
and	871.65	874.0	2.35		19.67		Shear Vein
incl.	873.3	874.0	0.7		44.15
and	874.0	875.5	1.5		9.7
and	879.3	889.7	10.4		20.68	9.19
incl.	879.3	879.8	0.5		308.92	70.0
LS-21-052	224.8	225.8	1.0	0.92	40.39	36.49	E030
incl.	224.8	225.3	0.5		77.8	70.0
and	382.0	383.0	1.0	0.9	11.75		E110

and	388.0	389.5	1.5	1.33	90.18	31.38	E120
incl.	388.5	389.0	0.5		246.4	70.0
and	421.5	423.5	2.0	1.73	16.55		E130
incl.	422.0	422.5	0.5		60.38
and	460.15	461.65	1.5		19.03
incl.	460.65	461.15	0.5		55.79
and	486.85	492.1	5.25	1.91	24.96	23.03	S030
LS-21-054	407.55	412.55	5.0		18.08
incl.	410.2	411.55	1.35		56.62
and	419.75	420.25	0.5		20.93
and	435.4	436.9	1.5	1.34	33.83	27.64	E130
incl.	435.9	436.4	0.5		88.57	70.0
and	477.1	478.1	1.0	0.92	37.29		E150
and	716.75	750.65	33.9		16.52	12.35
incl.	719.75	720.75	1.0		34.17
and incl.	724.0	724.7	0.7		130.32	70.0
and incl.	732.05	734.85	2.8		90.39	60.68
and incl.	740.2	740.7	0.5		101.87	70.0
and incl.	744.0	744.5	0.5		64.24
and	781.25	782.25	1.0		21.13
and	797.8	802.5	4.7		4.07
and	810.35	812.35	2.0		5.27
and	815.75	822.85	7.1		21.14	18.46
incl.	815.75	816.35	0.6		101.75	70.0
and incl.	818.55	820.35	1.8		41.89
LS-21-057	50.0	51.5	1.5		8.41
and	88.5	91.2	2.7		30.66	18.6

incl.	90.1	90.7	0.6		124.25	70.0
LS-21-058	223.8	224.8	1.0	0.89	39.76	36.06	E020
incl.	224.3	224.8	0.5		77.4	70.0
and	246.2	247.25	1.05	0.95	38.78	37.24	E030
incl.	246.7	247.25	0.55		72.93	70.0
LS-21-059	366.65	368.8	2.15	2.02	51.4	21.27	E100
incl.	367.8	368.3	0.5		199.57	70.0
and	378.2	382.55	4.35	3.99	10.12		E120
incl.	381.25	382.55	1.3		31.58
LS-21-061	163.5	170.0	6.5		6.18
incl.	163.5	164.0	0.5		67.65
and	214.0	219.0	5.0		8.76
and	252.0	254.0	2.0	1.82	9.96		E020
and	287.0	287.5	0.5	0.45	44.88		E040
and	318.85	319.35	0.5	0.45	53.17		E050

Table 2: Summary of 2021 drillhole assay results from the Bonnefond Deposit. Intercepts are only reported for those intervals above a 10 gram x metre cutoff. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Zone
17315-20-121W1	459.8	461.8	2.0	1.16	12.25	Bonnefond Tonalitic plug
and	473.0	477.0	4.0	2.29	9.33	Bonnefond Tonalitic plug
and	504.8	508.5	3.7	2.13	6.04	Bonnefond Tonalitic plug
and	610.8	612.3	1.5	0.86	10.68	Bonnefond Tonalitic plug
and	629.1	632.6	3.5	2.0	26.21	Bonnefond Tonalitic plug
and	640.6	690.8	50.2	28.73	5.95	Bonnefond Tonalitic plug
incl.	642.6	644.6	2.0	1.14	70.94	Bonnefond Tonalitic plug
and incl.	670.0	672.0	2.0	1.14	39.51	Bonnefond Tonalitic plug
and	734.0	735.5	1.5	0.86	17.17	Bonnefond Tonalitic plug
and	754.9	756.9	2.0	1.14	8.31	Bonnefond Tonalitic plug
and	768.7	781.8	13.1	7.48	4.32	Bonnefond Tonalitic plug
incl.	772.1	774.1	2.0	1.14	10.13	Bonnefond Tonalitic plug
incl.	778.1	779.8	1.7	0.97	13.25	Bonnefond Tonalitic plug
and	794.5	796.3	1.8	1.03	6.23	Bonnefond Tonalitic plug
and	920.0	922.0	2.0	1.14	8.54	Bonnefond Tonalitic plug
and	1077.0	1079.0	2.0	1.14	55.27	Bonnefond Tonalitic plug
17315-20-132	352.5	375.0	22.5	20.15	3.61	Bonnefond Tonalitic plug
incl.	369.3	375.0	5.7	5.09	10.59	Bonnefond Tonalitic plug
17315-20-148	78.5	88.5	10.0	5.35	3.25	Bonnefond Tonalitic plug
and	120.2	129.9	9.7	5.2	4.92	Bonnefond Tonalitic plug
and	160.0	161.8	1.8	0.95	12.79	Bonnefond Tonalitic plug
and	170.8	172.8	2.0	1.06	14.92	Bonnefond Tonalitic plug

and	231.1	273.0	41.9	22.0	3.21	Bonnefond Tonalitic plug
incl.	231.1	239.1	8.0	4.21	8.85	Bonnefond Tonalitic plug
and incl.	235.1	239.1	4.0	2.1	15.76	Bonnefond Tonalitic plug
and incl.	265.0	273.0	8.0	4.19	5.36	Bonnefond Tonalitic plug
and	308.4	314.3	5.9	3.1	3.63	Bonnefond Tonalitic plug
and	342.0	349.0	7.0	3.67	3.68	Bonnefond Tonalitic plug
and	382.5	384.0	1.5	0.78	7.17	Bonnefond Tonalitic plug
and	427.5	429.0	1.5	0.78	6.99	Bonnefond Tonalitic plug
and	667.5	669.1	1.6	0.8	6.81	Bonnefond Tonalitic plug
17315-20-149W2	544.7	683.0	138.3	71.57	3.03	Bonnefond Tonalitic plug
incl.	556.3	571.8	15.5	8.12	7.7	Bonnefond Tonalitic plug
and incl.	566.3	568.3	2.0	1.05	37.47	Bonnefond Tonalitic plug
and incl.	654.0	672.1	18.1	6.4	8.0	Gabbro Dyke
and incl.	657.2	659.2	2.0	0.71	36.42	Gabbro Dyke
and incl.	681.0	683.0	2.0	1.01	14.44	Bonnefond Tonalitic plug
and	755.2	765.0	9.8	4.93	3.82	Bonnefond Tonalitic plug
and	974.6	978.0	3.4	1.62	3.88	Bonnefond Tonalitic plug
17315-20-155W1	374.9	378.9	4.0	2.27	3.7	Bonnefond Tonalitic plug
and	634.2	635.6	1.4	0.8	12.76	Bonnefond Tonalitic plug
and	843.4	846.2	2.8	1.62	5.21	Bonnefond Tonalitic plug
and	940.5	942.0	1.5	0.86	21.17	Bonnefond Tonalitic plug

and	964.5	966.0	1.5	0.86	9.05	Bonnefond Tonalitic plug
and	1009.0	1011.0	2.0	1.15	8.95	Bonnefond Tonalitic plug
and	1015.5	1025.0	9.5	4.1	3.01	Gabbro Dyke
incl.	1017.5	1019.0	1.5	0.65	10.16	Gabbro Dyke
and	1075.5	1084.0	8.5	4.99	13.32	Bonnefond Tonalitic plug
incl.	1075.5	1077.0	1.5	0.88	44.17	Bonnefond Tonalitic plug
and incl.	1080.0	1082.0	2.0	1.17	21.64	Bonnefond Tonalitic plug
17315-20-155W2	530.0	535.8	5.8	3.02	8.81	Bonnefond Tonalitic plug
and	530.0	531.8	1.8	0.94	18.79	Bonnefond Tonalitic plug
and	579.5	586.0	6.5	2.34	6.3	Gabbro Dyke
incl.	581.5	583.0	1.5	0.54	18.28	Gabbro Dyke
and	698.5	700.5	2.0	1.0	5.96	Bonnefond Tonalitic plug
17315-21-128AW1	429.1	430.6	1.5	0.86	14.37	Bonnefond Tonalitic plug
17315-21-161	119.5	123.5	4.0	2.44	3.74	Bonnefond Tonalitic plug
and	172.0	186.0	14.0	8.55	7.26	Bonnefond Tonalitic plug
incl.	172.0	173.0	1.0	0.61	79.57	Bonnefond Tonalitic plug
and	211.0	213.0	2.0	1.22	6.82	Bonnefond Tonalitic plug
and	286.0	311.0	25.0	15.28	6.27	Bonnefond Tonalitic plug
incl.	288.0	290.0	2.0	1.22	59.6	Bonnefond Tonalitic plug
and	406.4	410.4	4.0	1.86	4.26	South Shear
and	487.5	502.0	14.5	8.83	4.62	Bonnefond Tonalitic plug
incl.	487.5	492.9	5.4	3.29	10.58	Bonnefond Tonalitic plug

and incl.	491.1	492.9	1.8	1.1	17.99	Bonnefond Tonalitic plug
and	521.1	531.4	10.3	4.79	5.06	South Shear
incl.	522.7	524.0	1.3	0.6	20.1	South Shear
and incl.	528.0	529.2	1.2	0.56	10.45	South Shear
17315-21-161W1	408.4	412.0	3.6	2.2	3.43	Bonnefond Tonalitic plug
and	443.2	446.2	3.0	1.83	8.95	Bonnefond Tonalitic plug
and	489.5	491.5	2.0	1.22	8.69	Bonnefond Tonalitic plug
and	545.4	551.0	5.6	2.62	4.33	South Shear
17315-21-161W2	269.9	270.9	1.0	0.56	26.4	Bonnefond Tonalitic plug
and	284.0	286.0	2.0	1.13	66.16	Bonnefond Tonalitic plug
and	303.5	306.2	2.7	1.52	3.87	Bonnefond Tonalitic plug
and	493.5	495.0	1.5	0.84	7.91	Bonnefond Tonalitic plug
and	532.0	534.0	2.0	1.11	6.26	Bonnefond Tonalitic plug
and	554.5	556.0	1.5	0.84	7.78	Bonnefond Tonalitic plug
and	567.7	571.0	3.3	1.83	4.1	Bonnefond Tonalitic plug
and	596.9	598.9	2.0	1.1	8.85	Bonnefond Tonalitic plug
and	808.4	809.9	1.5	0.81	16.32	Bonnefond Tonalitic plug
and	853.5	858.4	4.9	2.6	10.02	Bonnefond Tonalitic plug
and	1161.6	1163.3	1.7	0.88	10.77	Bonnefond Tonalitic plug
17315-21-162	51.0	55.0	4.0	2.23	3.47	Bonnefond Tonalitic plug
and	76.0	78.0	2.0	0.81	5.81	South Shear
and	92.3	95.4	3.1	1.25	5.23	South Shear
and	105.0	107.0	2.0	1.11	7.99	Bonnefond Tonalitic plug
and	130.3	131.9	1.6	0.88	24.39	Bonnefond Tonalitic plug
and	155.9	164.0	8.1	3.26	3.53	South Shear

and	180.2	184.9	4.7	2.59	3.65	Bonnefond Tonalitic plug
and	218.5	240.3	21.8	12.06	4.18	Bonnefond Tonalitic plug
incl.	218.5	219.7	1.2	0.66	21.08	Bonnefond Tonalitic plug
and incl.	236.5	238.5	2.0	1.11	10.02	Bonnefond Tonalitic plug
and	265.7	267.0	1.3	0.72	10.17	Bonnefond Tonalitic plug
and	425.1	428.6	3.5	1.91	3.54	Bonnefond Tonalitic plug
and	687.3	706.0	18.7	7.11	3.54	Gabbro Dyke
incl.	699.4	701.2	1.8	0.97	18.59	Bonnefond Tonalitic plug
and	781.0	785.5	4.5	2.37	3.44	Bonnefond Tonalitic plug
17315-21-164	709.9	711.4	1.5	1.46	7.76	South Shear
17315-21-166	683.1	688.8	5.7	5.66	2.91	Bonnefond Tonalitic plug
and	752.5	756.0	3.5	3.48	5.6	Bonnefond Tonalitic plug
and	798.8	803.2	4.4	4.25	2.89	South Shear
17315-21-167	193.4	195.6	2.2	1.2	19.15	Gabbro Dyke
17315-21-167A	132.1	134.1	2.0	0.86	7.54	Gabbro Dyke
and	988.6	1001.5	12.9	5.07	5.12	Gabbro Dyke
incl.	993.9	995.9	2.0	0.79	20.25	Gabbro Dyke
17315-20-133 to 17315-20-147; 17315-20-149W1; 17315-20-150 to 17315-20-154; 17315-21-105AW2;17315-21-163; 17315-21-165			Below reporting threshold

Table 3: Summary of 2021 drillhole assay results from the River Target Area of the Bourlamaque property. Intercepts are only reported for those intervals above a 10 gram x metre cutoff. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Zone
17421-20-072	307.5	308.7	1.2	1.2	10.5	Shear B
17421-20-077	193.0	193.5	0.5	0.1	26.4
17421-20-078	202.0	218.9	16.9	13.5	3.6	Shear B
incl	218.3	218.9	0.6	0.5	67.23	Shear B
17421-21-079	509.5	510.0	0.5	0.1	91.03
17421-21-080	221.5	231.0	9.5	9.4	3.68	Shear B
incl	226.5	227.0	0.5	0.3	46.83	Shear B
17421-21-082	198.5	218.1	19.6	18.9	9.81	Shear B
incl	198.5	199.6	1.1	1.1	15.69	Shear B
and incl	207.8	209.3	1.5	1.5	57.62	Shear B
and incl	211.5	213.0	1.5	1.5	22.64	Shear B
and incl	214.5	215.3	0.8	0.8	38.53	Shear B
17421-21-086	216.0	226.1	10.1	10.0	3.05	Shear B
incl	218.1	218.8	0.7	0.7	28.33	Shear B
17421-20-071; 17421-20-073 to 17421-20-076; 17421-21-081; 17421-21-083 to 17421-21-085			Below reporting threshold

Table 4: Summary of 2021 drillhole assay results from the Kokarpinar vein system at the Efemcukuru Mine. Intercepts are only reported for those intervals above a 10 gram x metre cutoff. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Ag (g/t)
Resource Expansion
Kokarpinar Northwest Splay
KV-789	62.25	63.85	1.6	-	18.26	25.88
KV-792	66.1	68.2	2.1	-	8.03	6.76
KV-790			Below reporting threshold
Resource Conversion
Kokarpinar Middle Vein
KPR-032	344.35	358.5	14.15	11.87	7.37	23.06
KPR-033	345.65	347.65	2	1.93	7.58	176.75
KPR-034	194.1	199.1	5	4.26	17.22	54.78
KPR-035	107.45	108.7	1.25	1.12	11.68	33.0
KPR-040	181.55	182.5	0.95	0.88	16.15	51.84
KPR-041	240	250.7	10.7	7.36	3.79	24.92
KPR-036 to KPR-039; KPR-042 to KPR-044			Below reporting threshold
Kokarpinar Middle Splay
KPR-046	320.6	324.9	4.3	4.2	18.6	13.63
KPR-047	223.05	225.95	2.9	2.45	16.85	28.57
KPR-047	236.4	238.45	2.05	1.8	5.78	6.68
KPR-048	213.15	219.5	6.35	5.33	3.95	12.04
KPR-050	330.3	332.2	1.9	1.73	11.48	16.16
KPR-051	226.4	235	8.6	6.27	8.26	28.83
KPR-056	238.7	240.1	1.4	1.15	8.71	10.0
KPR-057	279.8	281.4	1.6	1.59	9.39	21.0
KPR-059	245	246.7	1.7	1.01	15.31	14.35
KPR-060	344.2	346.1	1.9	1.79	11.44	30.47
KPR-063	332.5	339.4	6.9	6.23	2.52	7.57
KPR-068	265.15	266.3	1.15	0.93	10.84	28.04
KPR-053 to KPR-054; KPR-062; KPR-064			Below reporting threshold
Kokarpinar South Vein
KPR-045	263.15	271.55	8.4	4.87	35.03	16.13
KPR-049	261.3	268.9	7.6	7.22	4.89	9.57
KPR-058	265.5	266.95	1.45	1.45	17.12	23.55
KPR-065	288.3	291.75	3.45	3.05	6.64	9.07
KPR-066	317.05	323.75	6.7	4.2	6.02	6.74
KPR-052; KPR-055; KPR-061; KPR-067			Below reporting threshold

Appendix 2: Collar locations and orientations and total lengths for drillholes listed in this news release.

HOLE ID	EASTING	NORTHING	ELEVATION	AZIMUTH	DIP	LENGTH (metres)	Underground/
							Surface
Lamaque Ormaque Deposit
LS-20-034M01	295868	5329940	323.9	355	-63	1009.9	Surface
LS-20-035	295654	5330616	317.68	182	-53	594.0	Surface
LS-20-036	295654	5330616	317.77	180	-60	152.7	Surface
LS-20-036A	295654	5330616	317.77	180	-64	728.5	Surface
LS-20-037	295652	5330111	324.69	358	-62	692.9	Surface
LS-20-038	295816	5330635	316.42	180	-75	749.0	Surface
LS-20-039A	295653	5330111	324.71	2	-60	189.3	Surface
LS-20-039B	295652	5330111	324.39	357	-58	268.5	Surface
LS-20-039BM01	295650	5330110	324.2	357	-58	721.8	Surface
LS-21-040A	295612	5330104	324	355	-79	342.2	Surface
LS-21-041	295612	5330104	324	2	-71	404.1	Surface
LS-21-042A	295642	5330069	324	358	-65	299.9	Surface
LS-21-043	295577	5329877	324	357	-59	619.3	Surface
LS-21-044A	295642	5330069	324	357	-62	405.0	Surface
LS-21-045	295655	5329917	324	354	-58	955.0	Surface
LS-21-046	295680	5330076	324	358	-57	418.2	Surface
LS-21-047	295680	5330076	324	354	-69	299.9	Surface
LS-21-048	295723	5329921	323	352	-53	601.5	Surface

LS-21-050	295723	5329921	323	3	-56	600.9	Surface
LS-21-051	295723	5330010	324	355	-58	451.2	Surface
LS-21-052	295887	5330066	324	356	-60	618.9	Surface
LS-21-053	295725	5330066	324	19	-64	528.8	Surface
LS-21-054	295898	5329993	324	356	-62	847.5	Surface
LS-21-055	295771	5330070	324	357	-56	547.0	Surface
LS-21-056	295612	5330102	324	357	-70	498.8	Surface
LS-21-057	295819	5330195	324	356	-59	399.3	Surface
LS-21-058	295759	5330140	326	358	-60	522.6	Surface
LS-21-059	295686	5330186	325	0	-62	453.0	Surface
LS-21-061	295507	5330095	325	0	-58	500.35	Surface
Efemcukuru Kokarpinar
KPR-032	498027	4239399	658	236	-58	372.6	Surface
KPR-033	498007	4239422	657	234	-55	369.9	Surface
KPR-034	497904	4239304	576	248	-72	225.2	Surface
KPR-035	497834	4239270	547	241	-69	133.9	Surface
KPR-036	497834	4239271	547	192	-72	134.7	Surface
KPR-037	497903	4239304	576	254	-65	212.3	Surface
KPR-038	497834	4239270	547	193	-59	121.7	Surface
KPR-039	498007	4239422	657	236	-62	373.3	Surface
KPR-040	497903	4239303	576	215	-65	209.3	Surface
KPR-041	497950	4239296	581	263	-78	260	Surface
KPR-042	497904	4239304	576	240	-59	192	Surface
KPR-043	498008	4239422	657	228	-65	386.7	Surface

KPR-044	497951	4239297	581	239	-75	243.5	Surface
KPR-046	498625	4238959	623	212	-33	340.5	Surface
KPR-047	498540	4238769	720	197	-68	254.4	Surface
KPR-048	498540	4238769	720	193	-60	239.2	Surface
KPR-050	498625	4238960	623	216	-36	345.9	Surface
KPR-051	498540	4238769	720	186	-64	249.7	Surface
KPR-053	498540	4238769	720	204	-53	233.4	Surface
KPR-054	498626	4238960	623	207	-36	338.9	Surface
KPR-056	498540	4238770	720	206	-73	278.5	Surface
KPR-057	498625	4238961	623	217	-45	356.1	Surface
KPR-059	498539	4238767	720	222	-71	279.8	Surface
KPR-060	498625	4238961	623	223	-42	356.2	Surface
KPR-062	498539	4238766	720	239	-70	272.6	Surface
KPR-063	498624	4238960	623	221	-30	352.8	Surface
KPR-064	498543	4238768	720	189	-75	287.5	Surface
KPR-068	498542	4238768	720	168	-72	287.9	Surface
KPR-045	498902	4238524	817	193	-54	285.5	Surface
KPR-049	498902	4238523	817	188	-45	283.7	Surface
KPR-052	498902	4238523	817	187	-37	282.2	Surface
KPR-055	498901	4238524	817	198	-37	282	Surface
KPR-058	498904	4238528	817	198	-51	286.8	Surface
KPR-061	498904	4238529	816	198	-62	298.5	Surface
KPR-065	498906	4238529	816	182	-58	299.8	Surface

KPR-066	498898	4238520	816	190	-77	337.5	Surface
KPR-067	498904	4238530	816	170	-69	336.2	Surface
KV-789	497312	4239903	447	230	-45	82.2	Surface
KV-790	497313	4239897	446	150	-45	170.1	Surface
KV-792	497312	4239897	446	185	-45	80	Surface
Bourlamaque Bonnefond
17315-20-121W1	315670	5331264	344	10	-70	753	Surface
17315-20-132	315523	5331554	343	137	-50	378	Surface
17315-20-148	315749	5331249	339	10	-68	741	Surface
17315-20-149W2	315705	5331256	340	27	-69	762	Surface
17315-20-155W1	315618	5331247	345	27	-69	834	Surface
17315-20-155W2	315618	5331247	345	27	-69	756	Surface
17315-21-128AW1	315618	5331247	345	10	-70	427	Surface
17315-21-161	315744	5331249	340	27	-69	735	Surface
17315-21-161W1	315748	5331249	345	27	-69	399	Surface
17315-21-161W2	315744	5331249	340	27	-70	1017	Surface
17315-21-162	315796	5331255	340	26	-68	1101	Surface
17315-21-164	315924	5331755	340	179	-78	1000	Surface
17315-21-166	315830	5331753	342	161	-80	987	Surface
17315-21-167	315514	5331208	340	45	-75	213	Surface
17315-21-167A	315517	5331209	340	45	-65	1117	Surface
Bourlamaque River
17421-20-072	299677	5334499	300	360	-60	501	Surface
17421-20-077	299627	5334445	300	360	-60	462	Surface
17421-20-078	299731.3	5334674.3	300	56	-59	275	Surface
17421-21-079	299879.3	5334624.7	300	5	-60	516	Surface
17421-21-080	299818.9	5334605.8	300	360	-52	306	Surface
17421-21-082	299818.9	5334605.8	300	350	-52	306	Surface
17421-21-086	299788.6	5334591.4	300	350	-60	405	Surface